

Mail Stop 3720

May 24, 2016

Ms. Judith A. Reinsdorf
General Counsel
Tyco International plc
9 Roszel Road
Princeton, NJ 08540

Re: Tyco International plc
Registration Statement on Form S-4
Amended May 17, 2016
File No. 333-210588

Dear Ms. Reinsdorf:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 42

The Internal Revenue Service may not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal income tax purposes…, page 54

1.   Tell us whether management plans to obtain a tax opinion prior to closing of the merger supporting the tax conclusions relating to Section 7874 of the Tax Code.

The Merger, page 95

Background of the Merger, page 97

2.   We note that the Johnson Controls' Board and its financial advisor considered potential annual tax savings of $150 million resulting from the merger. Clarify the effect of the Temporary Section 7874 Regulations and the future potential changes to the tax laws identified in your risk factor on page 56 on the anticipated annual tax savings.

U.S. Federal Income Tax Consequences of the Merger to the Combined Company, page 219

3.   Please discuss whether the contemplated spin-off of Adient Corporation would potentially impact the determination of the 60% and 80% ownership tests under Temporary Section 7874 Regulations.

4.   We note that in paragraphs six and ten you make conclusions about the application of the 80% ownership text and 60% ownership test, respectively, of Johnson Controls under Temporary Section 7874 Regulations. Please advise us whether these conclusions represent the opinion of the company, or are the opinion of tax counsel.

Unaudited Pro Forma Combined Financial Information, page 238

6. Balance Sheet Adjustments, page 255

5.   Refer to adjustment (m)(3)(i). Please explain to us why $1.5 billion of incremental deferred tax liabilities (i.e., $1.9 billion less $334 million in jurisdictions with offsetting deferred tax assets) was accounted for as a purchase accounting adjustment instead of recorded in Tyco's historical financial statements.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11- Telecommunications

Cc: Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP